Equal Energy Announces 2011 Financial and Operating Results

Calgary, Alberta – (CNW – March 21, 2012) Equal Energy Ltd. (“Equal” or “the Company”) (TSX: EQU) (NYSE: EQU) is pleased to announce its financial and operating results for the fourth quarter and year ended December 31, 2011.

Don Klapko, President and Chief Executive Officer commented, “I am pleased to report during 2011, Equal successfully executed on a number of key strategies, putting us in the best financial and operating shape we have seen in years.  With a consolidated, high quality asset base, over eight years of identified drilling prospects and a restructured balance sheet that will provide secure, low cost financial flexibility, we are more optimistic than ever that we can effectively deliver on Equal’s exciting growth prospects.”

Specifically over the course of 2011 our accomplishments include:
-	Completion of an acquisition of the working interests from a former joint venture partner adding approximately 3,100 boe/d of liquids-rich natural gas to our production base;
-	Consolidation of our land position in the emerging Mississippian light oil play which we plan to begin drilling during 2012;
-
Re-financing of $120 million of high cost convertible debentures with $45 million of lower cost convertible debentures and repaying the remainder with proceeds from non-core asset sales and low cost revolving bank debt;

-	Reduction of the Company’s annual interest burden by approximately $2.5 million;
-	The execution of a very successful 26 well drilling program; and
-	The sale of non-core assets totaling $40 million during 2011 with another $8.3 sold in early 2012, reducing our debt burden and consolidating our asset base.

In 2011, production volumes averaged 10,142 boe/d, an increase of 11 percent over 2010.  We also were successful in increasing our total proved reserves by 35 percent and our proved and probable reserves by approximately 19 percent.

Operationally, we are pleased with our drilling program, which consisted of drilling 26 wells (22.8 net) with over a 96 percent success rate.  Thirteen Hunton liquids-rich natural gas wells were drilled in Oklahoma with 12 wells successful in the Hunton and one well producing from the Mississippian.  Seven of those wells also preserve additional Mississippian acreage.  Three light oil wells were drilled in the Cardium play with very positive results.  We increased the number of frac stages when compared to our 2010 wells and experienced consistently stronger results.  Nine Viking wells were drilled in 2011 with the ninth Viking well utilizing a new monobore technology and a larger number of frac stages which not only resulted in very encouraging well performance but it was also our lowest cost well to date.

The following table is a summary of selected financial and operational information for the quarter and year ended December 31, 2011 with comparative 2010 figures.

	Three months ended December 31			Year ended December 30
Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2011	2010	Change	2011	2010	Change
FINANCIAL
Oil, NGL and natural gas revenues including realized hedging	42,360	34,704	22%	163,714	143,712	14%
Funds from operations	17,061	9,338	83%	62,678	46,640	34%
Per share – basic and diluted ($)	0.49	0.34	44%	1.96	1.90	3%
Net income/(loss)	(14,428)	(38,556)	(63%)	(13,960)	(42,652)	(67%)
Per share – basic and diluted ($)	(0.42)	(1.39)	(70%)	(0.44)	(1.73)	(75%)
Total assets	466,554	392,486		466,554	392,486
Working capital including long-term debt	(123,719)	(36,743)		(123,719)	(36,743)
Convertible debentures	41,327	119,902		41,327	119,902
Shareholders’ equity	220,878	172,222		220,878	172,222
SHARES OUTSTANDING
Shares outstanding – basic and diluted (000s)	34,767	27,692		32,040	24,595
Shares outstanding at period end (000s)	34,779	27,710		34,779	27,710
OPERATIONS
Average daily production
Oil (bbls per day)	1,961	2,501	(22%)	2,343	2,481	(6%)
NGL (bbls per day)	3,581	2,373	51%	3,048	2,491	22%
Natural gas (mcf per day)	33,669	22,529	49%	28,507	24,878	15%
Total (boe per day)	11,154	8,629	29%	10,142	9,118	11%
Average sales price
Oil ($ per bbl)	85.90	70.03	23%	82.59	70.25	18%
NGL ($ per bbl)	45.61	45.00	1%	48.02	42.44	13%
Gas ($ per mcf)	3.82	4.23	(10%)	3.81	4.57	(17%)
Cash flow netback ($ per boe)
Revenue	41.28	43.71	(6%)	44.22	43.18	2%
Royalties	8.29	8.77	(5%)	8.93	8.81	1%
Production expenses	10.17	10.67	(5%)	11.22	10.76	4%
Transportation expenses	0.33	0.79	(58%)	0.45	0.71	(37%)
Operating netback	22.49	23.48	(4%)	23.62	22.90	3%
General and administrative	3.13	7.93	(61%)	3.49	5.78	(40%)
Cash interest expense	2.72	3.56	(24%)	3.05	3.40	(10%)
Other cash costs	0.00	0.23	(100%)	0.15	(0.29)	(148%)
Cash flow netback	16.64	11.76	41%	16.93	14.01	21%

Equal Energy Ltd.’s complete consolidated financial statements, accompanying notes and Management’s Discussion and Analysis for the quarter and year ended December 31, 2011 will be available on Equal’s website at www.equalenergy.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

For further information:
Dell Chapman Chief Financial Officer (403) 538-3580 or (877) 263-0262	Don Klapko President & CEO (403) 536-8373 or (877) 263-0262

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta and Oklahoma. Current production is comprised of approximately 14 percent crude oil, 35% NGLs and 51 percent natural gas. Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law including ongoing drilling plans and cost of capital. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) mcf to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.